Banc of America Retirement 2005 Portfolio
Banc of America Retirement 2010 Portfolio
Banc of America Retirement 2015 Portfolio
Banc of America Retirement 2020 Portfolio
Banc of America Retirement 2025 Portfolio
Banc of America Retirement 2030 Portfolio
Banc of America Retirement 2035 Portfolio
Banc of America Retirement 2040 Portfolio (the "Funds")

77B Accountant's Report on Internal Control

[PricewaterhouseCoopers logo]
PricewaterhouseCoopers LLP
125 High Street
Boston, Massachusetts 02110



         Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of Banc of America Funds Trust

In planning and performing our audits of the financial statements of Banc of America Retirement 2005 Portfolio, Banc of America Retirement 2010 Portfolio, Banc of America Retirement 2015 Portfolio, Banc of America Retirement 2020 Portfolio, Banc of America Retirement 2025 Portfolio, Banc of America Retirement 2030 Portfolio, Banc of America Retirement 2035 Portfolio and Banc of America Retirement 2040 Portfolio (the "Funds") as of October 31, 2006 and for the period June 1, 2006 (commencement of operations) through October 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Funds' internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Funds is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the funds' ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the funds' annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Funds' internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control over financial reporting that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board
(United States). However, we noted no deficiencies in the Funds' internal control over financial reporting and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of October 31, 2006.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
December 19, 2006



77E Legal Proceedings

Banc of America Funds are not a party to any regulatory proceedings legislation. However, on February 9, 2005, Banc of America Capital Management, LLC (now known as Columbia Management Advisors LLC (the "Adviser")) and BACAP Distributors, LLC (now known as Columbia Management Distributors, Inc. (the "Distributor") entered into an Assurance of Discontinuance with the New York Attorney General (the "NYAG Settlement") and consented to the entry of a cease-and-desist order by the SEC (the "SEC Order"). A copy of the NYAG Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005 and a copy of the SEC Order is available on the SEC's website.

Under the terms of the NYAG Settlement and SEC Order, the Adviser and Distributor have agreed, among other things, to pay disgorgement and civil money penalties, to undertake various remedial measures to ensure compliance with the federal securities laws related to certain mutual fund trading practices, to retain an independent consultant to review their applicable supervisory, compliance, control and other policies and procedures and to reduce management fees for five years. The Adviser and Distributor are currently in the process of implementing the various terms of the NYAG Settlement and SEC Order.

In connection with the events that resulted in the NYAG Settlement and SEC Order, various parties filed suits against Bank of America Corporation and certain of its affiliates, including the Adviser and Distributor (collectively "BAC"), Columbia Funds Series Trust (formerly known as Nations Funds Trust) and its Board of Trustees. On February 20, 2004, the Judicial Panel on Multidistrict Litigation transferred these cases and cases against other mutual fund companies based on similar allegations to the United States District Court in Maryland for consolidated or coordinated pretrial proceedings (the "MDL"). Subsequently, additional related cases were transferred to the MDL. On September 29, 2004, the plaintiffs in the MDL filed amended and consolidated complaints. One of these amended complaints is a putative class action that includes claims under the federal securities laws and state common law, and that names Columbia Funds Series Trust, its Trustees, BAC and others as defendants. Another of the amended complaints is a derivative action purportedly on behalf of the Columbia Funds Series Trust against BAC and others that asserts claims under the federal securities laws and state common law. Columbia Funds Series Trust is a nominal defendant in this action. The MDL is ongoing.

On December 15, 2005, BAC and others entered into a Stipulation of Settlement of the direct and derivative claims brought on behalf of the Columbia Funds (former Nations Funds) shareholders. Among other contingencies, the settlement is contingent upon a minimum threshold amount being received by the Columbia Funds shareholders and/or the Columbia Funds mutual funds from the previously established regulatory settlement fund. The settlement is subject to court approval. If the settlement is approved, BAC would pay settlement administration costs and fees to plaintiffs' counsel as approved by the court. The stipulation has not yet been presented to the court for approval.

Separately, a putative class action (Reinke v. Bank of America, N.A., et al.) was filed against Nations Funds Trust (now known as Columbia Funds Series Trust) and others on December 16, 2004, in the United States District Court for the Eastern District of Missouri relating to the conversion of common trust funds and the investment of assets held in fiduciary accounts in the Funds. The Court granted Nations Funds Trust's motion to dismiss this action on December 16, 2005. On December 28, 2005, the same plaintiffs' attorneys filed another putative class action based on the same facts (Siepel v. Bank of America, N.A., et al.) against Columbia Funds Series Trust (as successor to Nations Funds Trust) and others in the United States District Court for the Eastern District of Missouri. Nations Funds Trust filed a motion to dismiss this complaint on May 19, 2006, but the Court has not yet ruled on the motion. On February 22, 2006, another putative class action asserting similar causes of action (Luleff v. Bank of America, N.A. et al.) was filed in the United States District Court for the Southern District of New York against Columbia Funds Series Trust, William Carmichael and others. Columbia Funds Series Trust and William Carmichael filed motions to dismiss this complaint on July 28, 2006. In response, in early September, 2006, the plaintiff filed an amended complaint. Columbia Funds Series Trust and William Carmichael filed motions to dismiss the amended complaint on October 6, 2006. In response to those motions, the plaintiff agreed to voluntarily dismiss Columbia Funds Series Trust and William Carmichael as defendants in that action and a Stipulation of Dismissal was executed on October 25, 2006.